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                                             Filed pursuant to rule 424(b)(3)
                                             Registration File No. 333-38702

PROSPECTUS

                                Wavo Corporation

                            16,570,888 Common Shares

         This prospectus relates to 16,570,888 shares of common stock of Wavo Corporation which may be sold from time to time by the selling shareholders named herein, or their transferees, pledgees, donees or successors. Included in this amount are 4,299,463 shares of common stock previously covered by an earlier registration statement.

         The shares are being registered to permit the selling shareholders to sell the shares from time to time in the public market. The shareholders may sell the common stock through ordinary brokerage transactions, directly to market makers of our shares, or through any other means described in the section entitled "Plan of Distribution" beginning on page 17. We cannot assure you that the selling shareholders will sell all or any portion of the common stock offered hereby.

         We will not receive any of the proceeds from the sale of these shares, although we have paid the expenses of preparing this prospectus and the related registration statement.

         Our common stock is traded on the Nasdaq National Market under the symbol "WAVO."

         We are an Indiana corporation formed on November 13, 1990. Our principal executive offices are located at 3131 E. Camelback Rd., Suite 320, Phoenix, Arizona and our telephone number is (602) 952-5500.

BEFORE PURCHASING ANY OF THE SHARES COVERED BY THIS PROSPECTUS, CAREFULLY READ AND CONSIDER THE RISK FACTORS INCLUDED IN THE SECTION ENTITLED "RISK FACTORS" BEGINNING ON PAGE 3. YOU SHOULD BE PREPARED TO ACCEPT ANY AND ALL OF THE RISKS ASSOCIATED WITH PURCHASING THE SHARES, INCLUDING A LOSS OF ALL OF YOUR INVESTMENT.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED THE SALE OF THE COMMON STOCK OR DETERMINED THAT THE INFORMATION IN THIS PROSPECTUS IS ACCURATE OR COMPLETE. IT IS ILLEGAL FOR ANY PERSON TO TELL YOU OTHERWISE.

                The date of this prospectus is June 22, 2000.


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BEFORE PURCHASING ANY OF THE SHARES COVERED BY THIS PROSPECTUS, CAREFULLY READ
AND CONSIDER THE RISK FACTORS INCLUDED IN THE SECTION ENTITLED "RISK FACTORS" BEGINNING ON PAGE 3. YOU SHOULD BE PREPARED TO ACCEPT ANY AND ALL OF THE RISKS ASSOCIATED WITH PURCHASING THE SHARES, INCLUDING A LOSS OF ALL OF YOUR INVESTMENT.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED THE SALE OF THE COMMON STOCK OR DETERMINED THAT THE INFORMATION IN THIS PROSPECTUS IS ACCURATE OR COMPLETE. IT IS ILLEGAL FOR ANY PERSON TO TELL YOU OTHERWISE.

                The date of this prospectus is June 22, 2000.


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                                TABLE OF CONTENTS

                                                                        PAGE
WAVO Corporation....................................................      1

Recent Developments.................................................      2

Risk Factors........................................................      3

Use of Proceeds.....................................................      9

Selling Shareholders................................................     10

Description of Securities...........................................     12

Plan of Distribution................................................     17

Legal Opinions......................................................     19

Experts.............................................................     19

Where You Can Find More Information.................................     19

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS AND IN ANY ACCOMPANYING PROSPECTUS SUPPLEMENT. NO ONE HAS BEEN AUTHORIZED TO PROVIDE YOU WITH DIFFERENT INFORMATION.

THE COMMON STOCK IS NOT BEING OFFERED IN ANY JURISDICTION WHERE THE OFFER IS NOT PERMITTED.

YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT PAGE OF THE PROSPECTUS OR PROSPECTUS SUPPLEMENT.


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                                WAVO CORPORATION

         We are a digital media services company, connecting media providers with media consumers. We partner with prominent providers of news, business data, consumer content and multimedia programming to deliver value added digital media services to businesses and consumers. Our technologies and services aggregate, filter, customize and distribute digital media (text, music, graphics and video), using a variety of delivery systems, including the Internet, satellite broadcast systems, television and FM radio. Our recently launched MediaXpress(TM) service leverages our established relationships with over 1,800 prominent news, business information and multimedia content providers, and delivers that content in a customized, Extensible Markup Language ("XML")-based format to businesses and consumers. Our most recent product offering, Virgin JamCast(TM), a music portal, is a collaboration with Virgin Entertainment Group that uses our proprietary multicast "push" technology to deliver digital music to consumers.

         MEDIAXPRESS: Our MediaXpress service (formerly "NewsPak") delivers pre-licensed, filtered, real-time news, information and entertainment to any Web server, wherever located. MediaXpress aggregates content from our extensive base of content providers of more than 1,800 sources, who are leaders in their respective markets. These content providers include such well-known companies as Reuters, Dow Jones & Company, Standard & Poors and Associated Press, among many others. MediaXpress aggregates the content by collecting digital media from the content providers and translating it from its original format into richly marked-up XML documents. Using our advanced technologies, and employing proprietary hardware and software schemes, MediaXpress personalizes the digital media for each customer. Only the content desired by the customer, defined by the user via topic and key word selection, is delivered to that customer. MediaXpress allows Web site operators to access and integrate our digital media offerings into their Web sites without the burden of license negotiations, dedicated lines and special hardware. MediaXpress enables any user, from the largest commercial portals to small Web sites, to go to the MediaXpress Web site, complete the online subscription transaction, download a server application and immediately begin to receive and publish streaming digital media on their Web site.

         Our proprietary WAVO Internet Delivery System ("WINDS") and our satellite broadcast network are utilized to transport the MediaXpress digital media to client Web sites. The WINDS protocol creates a virtual private network on the Internet that allows us to move digital media securely and with assured delivery. The MediaXpress feed distribution system enforces publisher-dictated policies with regard to usage, embargos, re-distribution and syndication.

         Our MediaXpress Digital Media Delivery service provides wireless digital media delivery, digital media network services and related equipment to providers of financial data, news, and other information, such as Reuters America, Inc., Dow Jones & Company, Inc., the Associated Press, Knight-Ridder, Inc., S & P Comstock and Thompson Financial Services. Our broadcast networks utilize established technologies, such as FM subcarrier and small dish satellite broadcasting technologies, which are well-suited to the economical one-way transmission of time-sensitive data from one central location to many remote sites. Our FM subcarrier transmission operations are established in 10 major United States markets that, combined with our small dish satellite coverage, enable us to serve the continental United States and the major population centers in Canada. In response to increased customer requirements, we commenced operation of a European satellite data network based in London, England in 1998. This network enables us to provide similar digital media delivery services for a wide variety of information companies throughout Europe, North Africa and parts of the Middle East.

         VIRGIN JAMCAST: In September 1999, we formed JamCast.com, Inc., and partnered with Virgin Entertainment Group, Inc., to offer "Virgin JamCast(TM)", a digital music Internet service. Wavo Corporation and Virgin Entertainment Group own 75% and 25%, respectively, of JamCast.com, Inc. Virgin JamCast is an innovative digital music Web portal that uses our proprietary multicast "push" technology to deliver digital music to an Internet-wide audience. Virgin JamCast proactively distributes digital music to consumers by delivering it in the background on the customer's existing connection to the Internet. Customers can register to download the Virgin JamCast software and receive the Virgin JamCast service for free. Registered customers of Virgin JamCast can select from a choice of 13 musical genres that will be delivered each week to the member's PC. Each week, Virgin JamCast will send to the consumer a package of 20-30 songs from well-known and independent artists within the respective genres.


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         Virgin JamCast offers thousands of selections of digital music for downloading, storing to play at a later time, or purchasing. The Virgin JamCast member is permitted to listen to the selection three times, or to hold the selection for three days to sample it before buying a download of the digital music. Because Virgin JamCast delivers digital music to the customer's PC in the background, utilizing our proprietary technology, it eliminates the wait generally associated with traditional music downloads on the Internet.

         Virgin JamCast will also permit the customer to purchase CDs and tapes through its Web site. Virgin JamCast customers will be able to purchase music online from the Virgin Mega Store, an affiliate of Virgin Entertainment Group. Virgin JamCast will also offer the opportunity to purchase physical goods from the library of Liquid Audio and other major music distributors.

                               RECENT DEVELOPMENTS

         In January 2000, we sold our eWatch Internet monitoring business to PRNnet, an affiliate of PR Newswire, as a result of our decision to focus our Internet efforts on MediaXpress and Virgin JamCast.

         In addition, during the first quarter of 2000, we decided to discontinue our WaveTop service over the Vertical Blanking Interval of the PBS television network. We are seeking to partner with third parties for the use of this broadcast capacity. See "Risk Factors -- Risks Relating to Agreement with PBS National Datacast, Inc."


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                                  RISK FACTORS

Before purchasing any of the shares covered by this prospectus, you should carefully read and consider the risk factors set forth below. You should be prepared to accept any and all of the risks associated with purchasing the shares, including a loss of all of your investment.

RISKS RELATED TO THE SERIES D PREFERRED SHARES

THE CONVERSION OF THE SERIES D PREFERRED SHARES AND THE EXERCISE OF THE RELATED WARRANTS COULD RESULT IN SUBSTANTIAL NUMBERS OF ADDITIONAL SHARES BEING ISSUED IF OUR MARKET PRICE DECLINES

         The Series D Preferred Shares convert at a floating rate based on the market price of our common stock, provided the conversion price may not exceed $10.00. As a result, the lower the price of our common stock at the time of conversion, the greater the number of shares the holder will receive. For additional information regarding the number of additional shares that may be issued at various assumed conversion prices, see the table on page 14 under "Description of Securities."

         To the extent the Series D Preferred Shares are converted or dividends on the Series D Preferred Shares are paid in shares of common stock rather than cash, a significant number of additional shares of common stock may be sold into the market, which could decrease the price of our common stock. In that case, we could be required to issue an increasingly greater number of shares of our common stock upon future conversions of the Series D Preferred Shares, sales of which could further depress the price of our common stock.

         If the sale of a large amount of shares of our common stock upon conversion of or the payment of dividends in lieu of cash on the Series D Preferred Shares results in a decline in the price of our common stock, this event could encourage short sales by the selling shareholders or others. Short sales could place further downward pressure on the price of our common stock.

         The conversion of and the payment of dividends in shares of common stock in lieu of cash on the Series D Preferred Shares may result in substantial dilution to the interests of other holders of our common stock. Even though no selling shareholder may convert its Series D Preferred Shares into more than 4.99% of our then outstanding common stock (excluding for purposes of such determination shares of common stock issuable upon conversion of Series D Preferred Shares which have not been converted and upon exercise of warrants which have not been exercised), this restriction does not prevent a selling shareholder from selling a substantial number of shares in the market. By periodically selling shares into the market, an individual selling shareholder could eventually sell more than 4.99% of our outstanding common stock while never holding more than 4.99% at any specific time.

WE MAY ISSUE ADDITIONAL SHARES AND DILUTE YOUR OWNERSHIP PERCENTAGE

         Certain events over which you have no control could result in the issuance of additional shares of our common stock, which would dilute your ownership percentage in Wavo Corporation. We may issue additional shares of common stock or preferred stock:

         -        to raise additional capital or finance acquisitions;

         - upon the exercise or conversion of outstanding options, warrants and shares of convertible preferred stock; or

         -        in lieu of cash payment of dividends.

         As of June 5, 2000, there were outstanding convertible preferred shares, warrants, and options to acquire up to approximately 22,698,353 additional shares of common stock at prices ranging from $1.006 to $13.51 per share. If converted or exercised, these securities will dilute your percentage ownership of common stock. These securities,


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unlike the common stock, provide for antidilution protection upon the occurrence of stock splits, redemptions, mergers, reclassifications, reorganizations and other similar corporate transactions, and, in some cases, major corporate announcements. If one or more of these events occurs, the number of shares of common stock that may be acquired upon conversion or exercise would increase. In addition, as disclosed in the preceding risk factor, the number of shares that may be issued upon conversion of or payment of dividends in lieu of cash on the Series D Preferred Shares could increase substantially if the market price of our common stock decreases during the period the Series D Preferred Shares are outstanding.

         For example, the number of shares that we would be required to issue upon conversion of all 1,041 Series D Preferred Shares currently outstanding (excluding shares issued as accrued dividends) would increase from 10,344,406 shares, based on the applicable conversion price of $1.006341 per share as of June 5, 2000, to:

         -        13,792,541 shares if the applicable conversion price decreased
                  25%;

         -        20,688,812 shares if the applicable conversion price decreased
                  50%; or

         -        41,377,624 shares if the applicable conversion price decreased
                  75%.

On May 15, 2000, the holders of our common stock approved the issuance of the Series D Preferred Shares and the shares of common stock shares that may be issued upon conversion of, or as dividends on, the Series D Preferred Shares, and upon exercise of the related warrants. Because of this shareholder approval, there is no limit on the amount of shares of common stock that could be issued upon conversion or the payment of dividends in lieu of cash on the Series D Preferred Shares. For additional information regarding the number of additional shares of common stock that may be issued at various assumed conversion prices, see the table on page 14 under "Description of Securities."

RISKS RELATED TO OUR BUSINESS

WE HAVE A HISTORY OF LOSSES AND MAY NEVER BECOME PROFITABLE

         We have generated relatively limited revenues from operations and incurred significant expenses in developing our products and services. As a result, we have realized net losses each year since our inception in November 1990. We incurred net losses of approximately $19.8 million in 1997, approximately $28.5 million in 1998, and approximately $31.1 million in 1999. As of December 31, 1999, we had an accumulated deficit of approximately $128.5 million. We expect to incur significant operating losses for 2000 and may continue to incur operating losses after 2000. Given our history of losses, limited revenues from operations and significant expenses, we may never become profitable.

IF WE DO NOT GENERATE WIDESPREAD DEMAND FOR OUR MEDIAXPRESS AND VIRGIN JAMCAST SERVICES WE MAY NEVER BECOME PROFITABLE

         To become profitable, we need to generate broad-based market acceptance for our MediaXpress and Virgin JamCast services. In addition to achieving widespread consumer demand, the success of our various services depends on our ability to meet the following objectives, none of which we may achieve.

         - attracting and retaining the most popular information providers;

         - including our software and technology in products manufactured by others, including personal computers, set top boxes and other consumer products; and

         - generating significant revenues through e-commerce, technology licensing and other opportunities.


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IF WE DO NOT SIGNIFICANTLY EXPAND THE MARKETS FOR OUR MEDIAXPRESS DIGITAL MEDIA
DELIVERY SERVICES WE MAY NEVER BECOME PROFITABLE

         Our profitability also depends on expanding the market for our MediaXpress Digital Media Delivery services. The markets for these services also are relatively new and evolving. Increasing our share of this market depends on meeting the following objectives, none of which we may achieve.

         - demonstrating a technological or economic advantage over our competitors;

         -        providing strong customer service to support these services;

         -        attracting and retaining information providers; and

         -        increasing sales through our direct sales force.

OUR PRODUCTS AND SERVICES MAY BECOME OBSOLETE UNLESS WE ADAPT TO RAPID TECHNOLOGICAL CHANGE AND FREQUENT NEW PRODUCT INTRODUCTIONS BY OUR COMPETITORS

         The markets for our products and services experience rapid technological change, frequent new product introductions, and evolving industry standards. Rapid technological change and new product introduction could render one or more of our products or services obsolete or place us at a competitive disadvantage. Accordingly, we believe that our success depends upon our ability to anticipate changes in consumer preferences, develop and market products and services that incorporate new technologies, and enhance and expand our existing product lines and services to keep pace with competing products. We will need to spend significant amounts of capital to develop, market and enhance our products and services to meet and take advantage of technological changes. Our failure to anticipate or adapt to technological change or evolving industry standards, and to successfully introduce new products and services, could materially and adversely affect our business.

WE MAY NOT SUCCEED UNLESS WE ARE ABLE TO SUCCESSFULLY ADDRESS THE DIFFERENT COMPETITIVE CHALLENGES IN EACH OF OUR MARKETS

         Each of the markets in which we compete presents different competitive challenges. For example, we currently offer our Virgin JamCast services primarily to PC users at home and provide our MediaXpress and Digital Media Delivery services primarily to business users. We must respond to different competitive challenges and compete with a different set of competitors in each of our markets. In addition, with the rapid expansion of the Internet, the number of companies that can provide similar products and services in each of our markets is growing significantly. As a result, we expect that more competitors will enter the markets in which we operate. Increased competition may result in price reductions, reduced gross margins and loss of market share.

         The Internet, content aggregation and digital medial delivery industry is intensely competitive, rapidly changing and significantly affected by new product introductions and other market activities. Each of the markets in which we operate includes numerous competitors with well recognized brand names that provide products and services that compete with those we offer, including, but not limited to:

         - content providers and content delivery providers, such as Screaming Media.net, Isyndicate.com, Tibco, Starburst, Globalcast, Harmonic Data Systems, Digital Island, Akamai, Loral Space and Communications, Cidera, Moreover.com and Trapezo;

         - digital music providers and deliverers, such as A2B Music, Crunch Music, Digital on Demand/Red Hot, Direct Audio, Emusic.com, Epitonic, Liquid Audio, Mjuice, MP3.com, MusicMaker, NEW (Nordic Equipment Worldwide), Riffage, TechnoMusic and Tunes.com;

         - digital media delivery services providers, such as News Edge Corporation, Data Broadcasting Corporation, AP SatNet, Sandpiper Networks, Fantastic Corporation, MicroSpace Corp., EchoStar and Hughes DirectPC; and

         - digital media delivery equipment providers, such as Wegener Communications, Radyne ComStream Inc., International Datacasting Corporation and Scientific-Atlanta, Inc.


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         Many of our competitors have longer operating histories and greater presence in key markets, greater name recognition, access to larger customer bases and significantly greater financial, sales, marketing, distribution, technical and other resources. Given these competitive disadvantages, we may not be able to compete effectively against these competitors. Our inability to compete would have a material adverse effect on our business. These competitors may be able to adapt to new or emerging technologies and changes in customer requirements more quickly than we can. They might also be able to devote greater resources to the development, promotion and sale of competing products and services.

THIRD PARTY INFORMATION PROVIDERS MAY TERMINATE OR CHOOSE NOT TO RENEW AGREEMENTS TO PROVIDE CONTENT WHICH WOULD ADVERSELY AFFECT OUR SERVICE OFFERINGS

         We currently rely on a number of content and information providers to supply entertainment, news, and other information we offer through our various services. Our agreements with information providers are generally for a term of one or more years. The termination of or failure to renew one or more significant information provider agreements would decrease the available entertainment, news and information that we can offer our customers. Many of the agreements automatically renew unless notice of termination is provided before the end of the term by either party. However, most of these agreements may be terminated by the information provider if we fail to fulfill our obligations under the agreement and some agreements are terminable at will. We cannot guarantee that an information provider will not terminate its agreement with us or that it will choose to renew the agreement at the end of its term.

RISKS RELATING TO AGREEMENT WITH PBS NATIONAL DATACAST, INC.

         We are a party to an agreement with PBS National Datacast, Inc. ("PBS") under which we may broadcast information through television signals transmitted by PBS member stations. We currently use the Internet and satellites, and to a lesser extent radio, to deliver digital media. We are seeking partners to utilize the broadcast transmission facility provided under the PBS agreement. We have advised PBS that we would like to restructure the agreement and have made a proposal to PBS. There can be no assurance that PBS will accept our proposal or that any other resolution of this agreement will occur. If we fail to reach an accommodation with PBS, we will continue to be obligated to make payments to PBS totalling $5.7 million over the remaining two years of the existing agreement, which could have a material adverse effect on our future financial results.

FAILURE OR DISRUPTION OF OUR TELECOMMUNICATIONS SYSTEMS MAY DISRUPT OUR OPERATIONS AND SERVICE OFFERINGS TO OUR CUSTOMERS

         Our customers rely on our ability to provide and distribute information 24 hours a day seven days a week without failures. As a result, our business depends to a significant extent on our ability to maintain continuous operation of our computer and telecommunications systems. Any damage to or loss of our computer and telecommunications networks, including our network operations centers, or damage to or loss of any third party controlled systems, including satellites or those operated by Internet service providers, could have a material adverse effect on our business. Our systems may suffer damage or disruption from fire, natural disaster, power loss, telecommunications failure, or similar events. Our operations also depend in significant part on our network operations centers in Phoenix, Arizona, Dallas, Texas, and Salt Lake City, Utah. Although we have arranged for off-site back-up for our network control, this arrangement does not eliminate the significant risk to our operations from a natural disaster or system failure. In addition, growth of our customer base may strain the capacity of our computer and telecommunications systems or lead to degradations in performance or system failure.

ANY DISRUPTION IN RECEIVING INFORMATION FROM THIRD PARTY INFORMATION PROVIDERS WILL DISRUPT OUR ABILITY TO PROVIDE TIMELY INFORMATION TO OUR CUSTOMERS

         We depend on the timely receipt of information feeds and computer downloads from third parties. Any loss, interruption or disruption of the transmission of this information to our news consolidation facility would result in delay, loss, interruption or disruption of the transmission to the end users. In addition to affecting customers of our information providers, these events would adversely affect customers of our services. These disruptions could result in those customers terminating, or failing to renew, their contracts with us. In either case, our business could be materially and adversely affected.

         We also depend largely on the integrity, capability, and maintenance of third party controlled systems, including satellites and the Internet. The loss or disruption of any facility or equipment, or the interruption of any facility's or equipment's transmission capabilities, could adversely affect our ability to broadcast services and information. It could also cause one or more of our customers to terminate their contracts with us or fail to renew their contracts. Our Digital Media Delivery services use a third party shared satellite uplink facility in Raleigh, North Carolina, as well as third party FM radio transmission facilities. We do not control any of these facilities or equipment.


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THE FCC MAY REVOKE OR NOT RENEW LICENSES UPON WHICH WE DEPEND TO PROVIDE OUR
SERVICES TO CUSTOMERS

         We must comply with regulations issued by the Federal Communications Commission. Specifically, the FCC requires broadcasters in television, radio and other media to obtain and maintain licenses to transmit information. As described below, the FCC has the right to revoke a license and may elect not to renew a license after its expiration. If we or any third party broadcaster on which we rely fails to maintain any required FCC licenses, our ability to provide our services may be disrupted.

         TELEVISION. In the United States, broadcast television transmissions are subject to regulation by the FCC. Although we are not currently required to hold an FCC license to provide our broadcasting services, third parties on which we rely are or may be required to obtain or maintain FCC licenses to provide their services to us. In addition, the services we provide may require us to obtain an FCC license in the future. If we or a third party on which we rely fails to obtain or maintain any required FCC license, we may be unable to provide our broadcast services on a continuous basis.

         FM SUBCARRIERS. We have entered into contracts with various FM licensees to lease their subcarriers to broadcast data. An FM license is granted for a period of seven years and may be renewed by the FCC for like terms. However, there is no guarantee that the licenses for the FM stations we use will be renewed. Although we believe that adequate alternative FM stations would be available for our use, any delay in finding alternative stations, or the terms upon which they would be willing to supply their services, could adversely affect our business. We are not currently required to hold an FCC license to act as a private carrier to use FM subcarrier channels. If in the future we are required to hold an FCC license in order to use these FM subcarriers, there is no assurance we will be granted one.

         SATELLITE UPLINKS. We currently hold two FCC licenses for satellite uplinks in Salt Lake City, Utah. Our satellite uplink licenses are subject to renewal. There can be no assurance that these licenses will be renewed upon their expiration on October 23, 2002, and January 16, 2008. These licenses may be revoked for cause. Failure to renew, or revocation of, either or both of our FCC licenses for satellite uplinks could have a material adverse affect on our business. We also share a satellite uplink facility in Raleigh, North Carolina. This facility is required to hold a license from the Federal Communications Commission in order to broadcast information via satellite transmission. If this transmission facility were to fail to obtain any required license from the FCC, fail to maintain its license, or fail to have a required license renewed by the FCC, we would be unable to transmit information using this facility.

         ADVANCED TELEVISION SYSTEM FORMAT. While Congress specifically authorized the use of the advanced television system format in the legislation adopting the format, the FCC has not issued final regulations regarding the transmission of non-programming related content in the format. If we provide broadcasting services in the new digital format in the future, we will become subject to any regulations adopted by the FCC governing transmission of content in that format.

WE MAY NOT BE ABLE TO RAISE THE SUBSTANTIAL ADDITIONAL CAPITAL REQUIRED TO EXECUTE OUR BUSINESS PLAN

         We expect to continue to incur significant operating expenses in continuing to develop and market our products and services. Although we believe currently available funds and capital resources will be sufficient to meet anticipated needs for capital through mid 2000, we expect that we will need substantial additional capital to fully implement our business plan beyond mid 2000. We also may need to raise additional funds in order to acquire complementary businesses, products, or technology. Additional financing may not be available on terms favorable to us, or at all. If adequate funds are not available or are not available on acceptable terms, we may not be able to execute our business plan or take advantage of our business opportunities. In addition, if we elect to raise capital by issuing additional shares of stock, existing shareholders may incur dilution.


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OUR BUSINESS IS LIKELY TO BE HURT IF WE ARE UNABLE TO KEEP OUR SENIOR EXECUTIVE
OFFICERS AND KEY EMPLOYEES

         We rely considerably on the abilities of our founder and Chief Executive Officer, David E. Deeds. We also depend to a significant extent upon the performance of our other senior executive officers. We have not entered into employment agreements with any of our senior executive officers other than our President, Peter M. White, and are not the beneficiary of life insurance on any of them. Although we have agreements with some members of management not to compete with us, there can be no assurance that these agreements will be enforceable or effective in retaining these individuals. As a result, we may lose one or more key individuals to resignation or death and may be unable to adequately replace these individuals. In addition, our products and services are highly technical and require key employees with high levels of technical expertise. Demand for these individuals, particularly in the locations where we operate, is very high. The loss of the services of any of our key employees, or the failure to attract and retain qualified personnel to replace them, could have a material adverse effect on our business.

A LARGE PORTION OF OUR REVENUE COMES FROM A SMALL NUMBER OF CUSTOMERS, THE LOSS OF WHICH COULD MATERIALLY AND ADVERSELY AFFECT OUR OPERATING RESULTS

         A significant percentage of our revenue comes from a relatively small group of customers. Although we believe that our current relationships with our customers are generally good, the loss of one or more of our major customers could have a material adverse effect on our operating results.

AS AN INTERNET-BASED COMPANY OUR COMMON STOCK PRICE IS UNUSUALLY VOLATILE, WHICH MAY IMPEDE OUR ABILITY TO RAISE CAPITAL, AND CAUSE OUR INVESTORS TO LOSE MONEY

         The market price of our common stock, like the stock of many other technology companies, particularly those involved in Internet-related businesses and e-commerce, has been highly volatile. In addition, we have experienced, and may continue to experience, significant fluctuations in revenues and operating results from period to period, which tends to increase the volatility of our common stock price. Factors that affect volatility include:

         -        unexpected fluctuations in our operating results;

         - announcements of technological innovations and new products by us or our competitors;

         -        increases in governmental regulation;

         - developments or changes in legislation affecting the industries in which we operate;

         - developments in our patent or other proprietary rights or those of our competitors;

         - analyst reports, media stories, news broadcasts, and interviews; and

         - market conditions for technology and Internet-related stocks in general.

OUR GOVERNING DOCUMENTS AND INDIANA LAW CONTAIN PROVISIONS THAT COULD PREVENT TRANSACTIONS IN WHICH YOU WOULD RECEIVE A PREMIUM FOR YOUR STOCK

         Our Articles of Incorporation and the Indiana Business Corporation Law contain provisions that could have the effect of delaying, deferring, or preventing a change in control and the opportunity to sell your shares at a premium over current market prices. Although intended to protect Wavo Corporation and its shareholders from unwanted takeovers, their effect could hinder or prevent transactions in which you might otherwise receive a premium for your common stock over then-current market prices, and may limit your ability to approve transactions which may be in your best interests. As a result, the mere existence of these provisions could adversely affect the price of our common stock.

WE ARE SUBJECT TO RESTRICTIONS ON DIVIDENDS AND REDEMPTIONS AND DO NOT INTEND TO PAY ANY DIVIDENDS

         We have not paid any dividends on the common stock, and do not plan to pay any dividends on the common stock for the foreseeable future. The provisions of the Series 1994 Preferred Shares and the Series D Preferred Shares prohibit the payment of dividends on the common stock unless the dividends on those preferred shares are first paid and we get the consent of the holders of the Series D Preferred Shares. In addition, although our credit facility does not include any specific prohibitions on the payment of dividends, it does include various financial covenants that could have the effect of limiting cash dividend or redemption payments. The Indiana Business Corporation Law includes limitations on the ability of corporations to pay dividends on or to purchase or redeem their own stock. Accordingly, you should not expect that dividends will be paid on your common stock.

WE MAY ISSUE ADDITIONAL SHARES OF PREFERRED STOCK WITHOUT SHAREHOLDER APPROVAL THAT HAVE RIGHTS SENIOR TO THOSE OF COMMON SHAREHOLDERS

         Our Board of Directors has the authority to issue a total of up to 25,000,000 shares of preferred stock and to fix the rates, preferences, privileges, and restrictions, including voting rights, of the preferred stock, which typically are senior to the rights of the common shareholders, without any further vote or action by you and the other common shareholders. Your rights will be subject to, and may be adversely affected by, the rights of the holders of the preferred stock that have been issued, or might be issued in the future. Preferred stock also could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of Wavo Corporation. This could delay, defer, or prevent a change in control. Furthermore, holders of preferred stock may have other rights, including economic rights, senior to the common stock. As a result, their existence and issuance could have a material adverse effect on the market value of the common stock. We have in the past issued, and, may from time to time in the future issue, preferred stock for financing or other purposes with rights, preferences, or privileges senior to the common stock.

WE MAKE FORWARD-LOOKING STATEMENTS IN THIS PROSPECTUS THAT MAY NOT PROVE TO BE ACCURATE

         This prospectus contains or incorporates forward-looking statements including statements regarding, among other items, our business strategy, growth strategy, and anticipated trends in our business. We may make additional written or oral forward-looking statements from time to time in filings with the Securities and Exchange Commission or otherwise. When we use the words "believe," "expect," "anticipate," "project" and similar expressions, this should alert you that this is a forward-looking statement. Forward-looking statements speak only as of the date the statement is made. These forward-looking statements are based largely on our expectations. They are subject to a number of risks and uncertainties, some of which cannot be predicted or quantified and are beyond our control. Future events and actual results could differ materially from those set forth in, contemplated by, or underlying the forward-looking statements. Statements in this prospectus, and in documents incorporated into this prospectus, including those set forth in "Risk Factors" and "WAVO Corporation", describe factors, among others, that could contribute to or cause these differences. In light of these risks and uncertainties, there can be no assurance that the forward-looking information contained in this prospectus will in fact transpire or prove to be accurate. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by this section.

                                 USE OF PROCEEDS

         The selling shareholders will receive all of the proceeds from the sale of the common stock offered under this prospectus, although we may receive up to $4,176,900 upon exercise of the warrants issued in connection with the Series D Preferred Shares.

                              SELLING SHAREHOLDERS

         The shares of common stock being offered by the selling shareholders are issuable (1) upon conversion of the Series D Preferred Shares; (2) as dividends on the Series D Preferred Shares, or (3) upon exercise of the related warrants. For additional information about the Series D Preferred Shares, see "Description of Securities - Series D Preferred Shares." We are registering the shares in order to permit the selling shareholders to offer these shares for resale from time to time. Except for the ownership of the Series D Preferred Shares and related warrants, the selling shareholders have not had any material relationship with us within the past three years.

         The table below lists the selling shareholders and other information regarding the beneficial ownership of the common stock by each of the selling shareholders. The second column lists, for each selling shareholder, the number of shares of common stock (based on its ownership of Series D Preferred Shares and related warrants) that would have been issuable to the selling shareholders on June 5, 2000 assuming conversion of all 1,041 Series D Preferred Shares currently outstanding and the exercise of all warrants held by such selling shareholder on that date, without regard to any limitations on conversions or exercise. Because conversion of the Series D Preferred Shares is based on a formula that depends on the market price of our common stock, the numbers listed in the second column may fluctuate from time to time. The third column lists each selling shareholder's pro rata portion (based on its ownership of Series D Preferred Shares) of the 16,570,888 shares of common stock being offered by this prospectus.

         We determined the number of shares of common stock to be offered for resale by this prospectus by agreement with the selling shareholders and in order to adequately cover a reasonable increase in the number of shares required. Our calculation of the number of shares to be offered for resale assumes a conversion price of $1.006341, which represents the lowest dollar-volume weighted average price during the six consecutive trading days through and including June 5, 2000, the second trading date immediately preceding the filing of the registration statement of which this prospectus forms a part. In accordance with the terms of a Registration Rights Agreement with the holders of the Series D Preferred Shares, this prospectus covers the resale of 150% of the number of shares of common stock issuable upon conversion of all 1,041 Series D Preferred Shares currently outstanding, determined as if such Series D Preferred Shares were converted in full at the assumed conversion price of $1.006341, plus 100% of the number of shares of common stock issuable in lieu of cash dividends payable on the Series D Preferred Shares, plus 100% of the number of shares of common stock issuable upon exercise of the related warrants. Because the conversion of the Series D Preferred Shares into common stock is based on a formula that depends upon the market price of our common stock, the number of shares that will actually be issued upon conversion may be more or less than the 16,570,888 shares being offered by this prospectus. The fourth and fifth columns assume the sale of all of the shares offered by each selling shareholder.

         Under the Articles of Amendment of our Articles of Incorporation for the Series D Preferred Shares and under the terms of the warrants, no selling shareholder may convert Series D Preferred Shares or exercise the warrants, respectively, to the extent such conversion or exercise would cause such selling shareholder's beneficial ownership of our common stock (other than shares deemed beneficially owned through ownership of unconverted shares of the Series D Preferred Shares or unexercised warrants) to exceed 4.99% of the outstanding shares of our common stock. The number of shares in the second column does not reflect this limitation. The selling shareholders may sell all, some or none of their shares in this offering. See "Plan of Distribution."

         Of the shares being sold by this prospectus, 7,218,289 shares were previously registered on Form S-3 (file number 333-90181), filed with the Securities and Exchange Commission on November 2, 1999, as amended by Amendment No. 1 to Form S-3 filed on December 23, 1999, Amendment No. 2 to Form S-3 filed on January 14, 2000 and Amendment No. 3 to Form S-3 filed on January 25, 2000. Of the 7,218,289 shares of common stock previously registered, 2,918,826 shares have been sold. Due to a recent decrease in the market price of our common stock, we are required by the Registration Rights Agreement to register an additional 12,271,425 shares of common stock. In accordance with Rule 429 of Regulation C of the Securities Act of 1933, we are presenting a combined prospectus.

                                       COMMON SHARES            COMMON SHARES        COMMON SHARES
                                    BENEFICIALLY OWNED             OFFERED            OWNED AFTER       PERCENTAGE
NAME OF SELLING SHAREHOLDER          PRIOR TO OFFERING       BY THIS PROSPECTUS        OFFERING          OF CLASS
---------------------------         ------------------       ------------------      -------------      ----------
HFTP Investment, L.L.C. (1)            5,538,686 (3)             8,564,013                 0                0%

Leonardo, L.P. (2)                     5,892,769 (4)             8,006,875                 0                0%

(1) Promethean Investment Group, LLC, a New York limited liability company ("Promethean"), serves as investment advisor to HFTP Investment, L.L.C. ("HFTP") and may be deemed to share beneficial ownership of the shares beneficially owned by HFTP by reason of shared power to vote and to dispose of the shares beneficially owned by HFTP. Promethean disclaims beneficial ownership of the shares beneficially owned by HFTP. Mr. James F. O'Brien, Jr. indirectly controls Promethean. Mr. O'Brien disclaims beneficial ownership of the shares beneficially owned by Promethean and HFTP. HFTP is not a registered broker-dealer. HFTP, however, is under common control with, and therefore an affiliate of, a registered broker-dealer.

(2) Angelo, Gordon & Co., L.P. ("Angelo Gordon") is a general partner of Leonardo, L.P. and consequently has voting control and investment discretion over securities held by Leonardo, L.P. Angelo Gordon disclaims beneficial ownership of the shares held by Leonardo, L.P. Mr. John M. Angelo, the Chief Executive Officer of Angelo Gordon, and Mr. Michael R. Gordon, the Chief Operating Officer of Angelo Gordon, are the sole general partners of A.G. Partners, L.P., the sole general partner of Angelo Gordon. As a result, Mr. Angelo and Mr. Gordon may be considered beneficial owners of any shares deemed to be beneficially owned by Angelo Gordon. Angelo Gordon is not a registered broker-dealer. Angelo Gordon, however, is under common control with, and therefore an affiliate of, a registered broker-dealer.

(3) Includes up to 5,088,686 shares of Common Stock issuable on June 5, 2000 (including accrued dividends but without regard to any limitations on conversions), upon conversion of 503 Series D Preferred Shares at an assumed conversion price of $1.006341 and up to 450,000 shares of common stock issuable upon the exercise of the warrant issued in connection therewith held of record by HFTP Investment, L.L.C.

(4) Includes up to 5,442,769 shares of Common Stock issuable on June 5, 2000 (including accrued dividends but without regard to any limitations on conversions), upon conversion of 538 Series D Preferred Shares at an assumed conversion price of $1.006341 and up to 450,000 shares of common stock issuable upon exercise of the warrant issued in connection therewith held of record by Leonardo, L.P.

                            DESCRIPTION OF SECURITIES

         We are authorized to issue up to 100,000,000 shares of common stock and 25,000,000 preferred shares. As of June 5, 2000, 32,186,257 shares of common stock were issued and outstanding, and a total of 503,004 preferred shares were issued and outstanding.

         The 32,186,257 shares of common stock outstanding on June 5, 2000 does not include 11,664,934 shares of common stock issuable upon exercise of currently outstanding warrants and stock options.

         The following summary of certain provisions of the common stock and preferred shares does not purport to be complete and is subject to, and is qualified by, our amended Articles of Incorporation, Restated Code of Bylaws, and by the provisions of applicable law.

COMMON STOCK

         The holders of our common stock are entitled to one vote per share on all matters on which shareholders are entitled to vote. Subject to the rights of holders of any class or series of shares, including preferred shares, having a preference over the common stock as to dividends or upon liquidation, the holders of our common stock are also entitled to dividends as may be declared by our Board of Directors out of funds that are lawfully available, and are entitled upon liquidation to receive pro rata the assets that are available for distribution to holders of common stock. Holders of the common stock have no preemptive, subscription, or conversion rights. The common stock is not subject to assessment and has no redemption provisions.

PREFERRED STOCK

         Our Board of Directors has the authority, without further action by the shareholders, to issue a total of up to 25,000,000 preferred shares in one or more series and to fix the rights, preferences, privileges and restrictions granted to or imposed upon any series of unissued preferred shares and to determine the number of shares constituting any series and the designation of the series, without any further vote or action by the shareholders.

SERIES D PREFERRED SHARES

GENERAL.

         On October 4, 1999, we issued 1,500 shares of our Series D Convertible Preferred Stock, $10,000 stated value per share, and warrants to purchase 900,000 shares of our common stock in a private placement to institutional investors. The net proceeds of the offering, after expenses, were approximately $13,758,000. Donaldson, Lufkin & Jenrette served as our placement agent for this transaction. As of the date of this prospectus, there are 1,041 Series D Preferred Shares outstanding.

DIVIDENDS.

         The Series D Preferred Shares carry a dividend rate of 10% per annum, payable quarterly or upon conversion or redemption. At our option, the quarterly dividend may be paid in cash or shares of common stock, subject to satisfaction of certain conditions described below. If we choose to pay dividends in shares of our common stock, the number of shares to be issued in payment of the dividend on the Series D Preferred Shares will be equal to the accrued dividends divided by the applicable conversion price as described below.

         For purposes of this calculation, the applicable conversion price will be equal to the lowest weighted average price of our common stock during the six consecutive trading days ending on and including the second trading day prior to the date of determination. For example, we elected to pay dividends in shares of our common stock as of April 3, 2000. The lowest weighted average price of our common stock during the six trading days ending on the second trading day prior to April 3, 2000 was $4.855978 per share, and we issued 66,744 shares of common stock in lieu of a cash dividend, calculated as follows:

                      (.10) (91/365) ($13,000,000) = 66,744
                      ----------------------------   ------
                                $4.855978

         We will not have the right to pay dividends in shares of our common stock if a triggering event (as defined in Section 3(b) of the Articles of Amendment relating to the Series D Preferred Shares) has occurred and is continuing or the registration statement covering the shares of common stock underlying the Series D Preferred Shares is not effective and available for resale of all shares required to be registered. Triggering events include the following:

         - the suspension or delisting from trading of our common stock on the Nasdaq National Market, the New York Stock Exchange, or the American Stock Exchange for a period of at least five consecutive trading days or for more than ten trading days in any 365 day period;

         - our notice to any holder of Series D Preferred Shares of our intent not to comply with a request for conversion tendered in accordance with the terms of the Series D Preferred Shares;

         - our failure to issue shares of common stock upon conversion prior to the 10th business day after the required date of delivery;

         - our failure to issue shares of common stock after a proper request from a holder of the Series D Preferred Shares due to the limitation on the number of shares we may issue to comply with NASD rules; or

         - the breach of any representation, warranty, covenant or other term or condition of the documents governing the issuance of the Series D Preferred Shares unless the breach would not have a material adverse effect or is cured within 20 days after it occurs.

MATURITY DATE.

         The Series D Preferred Shares mature on April 6, 2001, subject to extension in certain circumstances, at which time the Series D Preferred Shares must be redeemed or converted at our option. If we elect to redeem any Series D Preferred Shares outstanding on April 6, 2001, the amount required to be paid will be equal to the liquidation preference of the Series D Preferred Shares, which equals the price originally paid for such shares plus accrued and unpaid dividends. If we elect to convert any Series D Preferred Shares outstanding on April 6, 2001, we will be required to issue shares in an amount determined as described below under "Description of Securities - Series D Preferred Shares - Conversion."

CONVERSION.

         Subject to certain conditions described below, we may require the selling shareholders to convert the Series D Preferred Shares into shares of our common stock. In addition and subject to certain conditions described below, the selling shareholders will have the right to convert the Series D Preferred Shares into shares of our common stock. Regardless of whether the selling shareholders elect to convert or we require conversion, the number of shares of common stock to be issued upon conversion of a Series D Preferred Share is determined by dividing the sum of $10,000 (the amount paid for that share) plus accrued and unpaid dividends by the applicable conversion price as described below. The applicable conversion price will be 100% of the lowest dollar-volume weighted average price of our common stock for any day during the six trading days ending on and including the conversion date, provided that the conversion price may not exceed $10.00 per share. The lowest dollar-volume weighted average of our common stock as of June 5, 2000 was $1.006341. The dollar-volume weighted average price is a calculated number which reflects an average of the prices at which the common stock trades during a trading day, giving weight to the prices at which the common stock trades based upon the number of shares which trade at such prices. Thus, the larger the number of shares which trade at a particular price, the greater the weight that will be given to that price in calculating the average price for that day. The dollar-volume weighted average price of the common stock for a trading day will not necessarily equate to other frequently used measures of a stock's price, such as the bid, ask, high, low or close prices.

         The following table sets forth the number of shares of common stock we would be required to issue upon conversion of all 1,041 Series D Preferred Shares currently outstanding at an assumed conversion price of $1.006341 per share of common stock as of June 5, 2000, and the resulting percentage of our total shares of common stock outstanding after such a conversion. The table also sets forth the number of shares of common stock we would be required to issue assuming (i) increases of 25%, 50% and 75% in the assumed conversion price; (ii) decreases of 25%, 50% and 75% in the assumed conversion price; and (iii) the fixed conversion price of $10.00, which is the maximum permitted conversion price.

  ASSUMED CONVERSION          NO. OF SHARES OF              PERCENTAGE OF
   PRICE PER SHARE              COMMON STOCK             OUTSTANDING COMMON
   OF COMMON STOCK        ISSUABLE UPON CONVERSION(1)  STOCK AFTER CONVERSION(1)
------------------------  ---------------------------  -------------------------
$   1.006341                    10,344,406                   24.3%
$   1.257926   (+25%)            8,275,525                   20.5%
$   1.509512   (+50%)            6,896,271                   17.6%
$   1.761097   (+75%)            5,911,089                   15.5%
$  10.000000   (Maximum)         1,041,000                    3.1%
$   0.754756   (-25%)           13,792,541                   30.0%
$   0.503171   (-50%)           20,688,812                   39.1%
$   0.251585   (-75%)           41,377,624                   56.2%

----------------
1) The number of shares of common stock issuable upon conversion and the percentage of outstanding common stock after such conversion set forth above do not take into account any shares of common stock that may be issuable as dividends on the Series D Preferred Shares or upon exercise of the warrants issued in connection with the sale of the Series D Preferred Shares. If the 1,041 Series D Preferred Shares had been converted in full and the related warrants had been fully exercised as of June 5, 2000, we would have been required to issue an additional 187,050 shares as payment for accrued dividends and an additional 900,000 shares upon the exercise of the related warrants.

         Subject to certain limitations discussed below, at any time from the date of issuance of the Series D Preferred Shares through October 4, 2000, we have the right to require conversion of any or all of the outstanding Series D Preferred Shares. Among the conditions to our ability to require conversion of the Series D Preferred Shares are the following:

         - a registration statement has been effective for at least ten business days covering the resale of at least 16,570,888 shares of common stock issued and issuable upon conversion of the Series D Preferred Shares, payment of dividends on the Series D Preferred Shares, and the exercise of the related warrants;

         - the common stock has been listed on a national market or exchange since the Series D Preferred Shares were issued and no delisting or suspension is threatened;

         - from October 4, 1999 through the required conversion date, we have timely delivered shares of common stock upon conversion of the Series D Preferred Shares and exercise of the related warrants and we have been in compliance in all material respects with and have not breached in any material respects the terms of the Series D Preferred Shares or the warrants;

         - we have not made any public announcement of a pending change of control; and

         - we have given written notice to the holders of the Series D Preferred Shares of our election to require conversion of a certain number of Series D Preferred Shares during the period beginning on the date of our notice and ending between 10 and 60 business days after the date or our notice.

         As of the date of this prospectus, we satisfied all conditions to elect conversion other than the ten business day waiting period following the declaration of effectiveness of the registration statement of which this prospectus forms a part and the delivery of notice to the holders of the Series D Preferred Shares of our election to require conversion.

         In addition, no holder may convert any Series D Preferred Shares exceeding the number of shares which, upon giving effect to such conversion, would cause the holder's beneficial ownership to exceed 4.99% of the common stock then outstanding (excluding any shares of common stock underlying Series D Preferred Shares that have not been converted and warrants that have not been exercised).

REDEMPTION.

         We also have the right, provided certain conditions are satisfied, to redeem any outstanding Series D Preferred Shares prior to October 5, 2000 for cash, in whole or in part, at 110% of par plus accrued dividends.

         The conditions to our right to redeem Series D Preferred Shares include, among others:

         - a registration statement has been effective for at least 30 days covering the resale of at least 16,570,888 shares issued or issuable upon conversion of the Series D Preferred Shares, payment of dividends in lieu of cash, and the exercise of the related warrants;

         - the common stock has been listed on a national market or exchange for at least 30 days prior to such redemption; and

         - from October 4, 1999 through the redemption date, we have timely delivered shares of common stock upon conversion of the Series D Preferred Shares and exercise of the related warrants; and

         - we have been in compliance in all material respects with and have not breached in any material respects the terms of the Series D Preferred Shares and the related warrants.

         If a triggering event as described under "Description of Securities - Series B Preferred Shares - Dividends" occurs, or we fail to meet certain other obligations imposed by the terms of the Series D Preferred Shares and the related warrants, the holders of the Series D Preferred Shares will have the right to require us to redeem all or a portion of any outstanding Series D Preferred Shares for cash at 120% of par plus accrued dividends.

LIQUIDATION PREFERENCE.

         In the event of our liquidation, the holders of the Series D Preferred Shares will be entitled to a liquidation preference before any amounts are paid to the holders of our common stock. The liquidation preference is equal to the amount originally paid for the Series D Preferred Shares, or $10,000 per share, plus accrued and unpaid dividends on any outstanding Series D Preferred Shares. The holders' right to any assets available following a liquidation are equal to the rights of the holders of our Series 1994 Preferred Shares.

WARRANTS.

         The warrants to purchase the 900,000 shares of our common stock are exercisable at the price of $4.641 per share, subject to certain antidilution adjustments. We intend to use the proceeds from any warrant exercises for working capital and to grow our business.

VOTING RIGHTS.

         Other than as required by law, the holders of the Series D Preferred Shares have no voting rights except that consent of holders of at least two-thirds of the outstanding Series D Preferred Shares will be required to effect any change in our articles of incorporation that would change any of the rights of the Series D Preferred Shares or to issue any other series of preferred shares.

SERIES 1994 PREFERRED SHARES

         We have authorized, issued and outstanding 501,963 of our Series 1994 Cumulative Convertible Preferred Shares. These shares have a stated value of $11.00 per share and are convertible at any time into common stock at $11.00 per share. The conversion provisions are subject to adjustment if there is a stock split, dividend, distribution, reorganization, reclassification, merger, consolidation, share exchange, or other similar corporate transaction. Cumulative dividends on the shares accrue at the rate of 10% per annum and are payable when declared by the Board of Directors. We may not pay dividends on the common stock or other series junior to these preferred shares unless all accrued dividends have been paid on the latter. On liquidation, the holder of the preferred shares will be entitled to receive, before any distribution to holders of our common stock or other series junior to the preferred shares, liquidation distributions equal to the stated value of $11.00 per preferred share, plus accrued and unpaid dividends. We may redeem the preferred shares at any time, on at least 30 days written notice, at the redemption price of $11.00 per share, plus accrued and unpaid dividends, provided that the redemption has been approved by a majority of the Board of Directors who are not holders of the preferred shares. The preferred shares have no voting rights except as otherwise provided by law or the Articles of Incorporation. David E. Deeds, the Chairman and Chief Executive Officer, owns all of the Series 1994 Preferred Shares.

SERIES A, SERIES B, AND SERIES C PREFERRED SHARES

         We were authorized to issue, and in the past did issue, three separate series of convertible preferred shares called the Series A, Series B, and Series C Convertible Preferred Shares, all with varying provisions. All of these preferred shares have been converted into common stock and are no longer outstanding.

WARRANTS

         As of the date of this prospectus, we have the following warrants outstanding:

         - We issued warrants to purchasers of our Series C Preferred Shares. Warrants to purchase up to 545,454 shares of common stock remain outstanding. The exercise price of these warrants is $8.80 per share, which is equal to 115% of the average of the closing sale prices of the common stock for the five trading days immediately preceding the date we issued the Series C Preferred Shares. These warrants expire on July 24, 2000.

         - In connection with the sale of our Series D Preferred Shares, we issued warrants to purchase up to 900,000 shares of common stock. The exercise price of these warrants is $4.641 per share. These warrants expire on October 4, 2004. The exercise price and number of shares purchasable upon exercise of the warrants are subject to adjustment upon the occurrence of certain dilution events.

         - We issued a warrant to Castle Creek Technology Partners, LLC in connection with a private placement. This warrant enables Castle Creek to purchase an aggregate of 250,000 shares of common stock at a purchase price of $10.66 per share. The exercise price and number of shares purchasable upon exercise of the warrants are subject to adjustment upon the occurrence of a stock split, reverse stock split, or distribution to shareholders. The warrants expire on March 25, 2004.

         - In connection with the formation of JamCast.com, we issued to Virgin Entertainment Group, Inc. warrants to purchase an aggregate of 1,000,000 shares of our common stock. Warrants to purchase 500,000 shares are exercisable at $4.00 per share and expire on September 14, 2001. Warrants to purchase the remaining 500,000 shares are exercisable at $5.00 per share and expire on September 14, 2004.

         - In connection with a loan modification agreement with Silicon Valley Bank, we issued to Silicon Valley Bank a warrant to purchase 7,500 shares of our common stock. The warrants are exercisable at $5.42 per share. The Warrants expire on September 24, 2002. The exercise price and number of shares purchasable upon exercise of the warrants are subject to adjustment upon the occurrence of certain dilution events.


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
TRANSFER AGENT AND REGISTRAR

         The Transfer Agent and Registrar for our common stock is American Securities Transfer & Trust, Inc.

CHARTER PROVISIONS AND EFFECTS OF INDIANA LAW

         Our Articles of Incorporation require that proposals for consideration at a meeting of shareholders must be submitted to the Secretary not later than the earlier of:

         -        270 days after the adjournment of the previous annual meeting;
                  or

         - the close of business on the seventh day following the date on which notice of the meeting is given to shareholders.

         Under the Indiana Business Corporation Law, any person who acquires 10% of the voting power of the common stock of a corporation is considered an "interested shareholder." For a period of five (5) years after an acquisition, certain business combinations between Wavo Corporation and the interested shareholder are prohibited, unless prior to the acquisition of that common stock by the interested shareholder, the Board of Directors approves the acquisition of common stock or the business combination. After the five-year period, only the following three types of business combinations between Wavo Corporation and the interested shareholder are permitted:

         - a business combination approved by the Board of Directors before the acquisition of common stock by the interested shareholder;

         - a business combination approved by holders of a majority of the common stock not owned by the interested shareholder; and

         - a business combination in which the shareholders receive a price for their common stock at least equal to a formula price based on the highest price per share paid by the interested shareholder.

In addition, under Indiana law, a party acquiring Wavo Corporation common stock may lose the right to vote some or all of those shares if the acquisition results in that party holding greater than 20%, 33%, or 50% of the outstanding shares of Wavo Corporation. An acquiring party can avoid the loss of the right to vote these shares if the right to vote is approved by shareholders holding a majority of the "disinterested" common stock, and, if authorized by a provision of our Articles of Incorporation or Bylaws adopted before the time that party became an interested shareholder, permit the redemption of the acquiring party's common stock. We have not adopted this kind of a redemption provision.

                              PLAN OF DISTRIBUTION

         The selling shareholders (or, subject to applicable law, their pledgees, donees, distributees, transferees, or successors in interest) are offering shares of our common stock, which are issuable to them upon conversion of the Series D Preferred Shares, in lieu of cash dividends on the Series D Preferred Shares, and upon exercise of warrants that they acquired from us in a private placement transaction. This prospectus covers the selling shareholders' resale of up to 16,570,888 shares of our common stock that we may issue to them upon conversion of the Series D Preferred Shares, as payments of dividends thereon and upon exercise of the related warrants, as well as any additional shares that may become issuable upon conversion of the Series D Preferred Shares or exercise of the warrants because of stock splits, stock dividends and other similar transactions.

         The selling shareholders may sell the shares of common stock described in this prospectus directly or through underwriters, broker-dealers or agents. The selling shareholders may also transfer, devise or gift their shares by other means not described in this prospectus. As a result, pledgees, donees, transferees or other successors in interest that receive such shares as a gift, partnership distribution or other non-sale related transfer may offer shares of common stock. In addition, if any shares covered by this prospectus qualify for sale pursuant to Rule 144


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
under the Securities Act, the selling shareholders may sell such shares under Rule 144 rather than pursuant to this prospectus.

         The selling shareholders may sell shares of common stock from time to time in one or more transactions:

         -        at fixed prices that may be changed,

         -        at market prices prevailing at the time of sale, or

         - at prices related to such prevailing market prices or at negotiated prices.

         The selling shareholders may offer their shares of common stock in one or more of the following transactions:

         - on any national securities exchange or quotation service on which the common stock may be listed or quoted at the time of sale, including the Nasdaq National Market,

         -        in the over-the-counter market,

         -        in privately negotiated transactions,

         -        through options,

         -        by pledge to secure debts and other obligations,

         -        by a combination of the above methods of sale, or

         -        to cover short sales made pursuant to this prospectus.

         In effecting sales, broker or dealers engaged by the selling shareholders may arrange for other brokers or dealers to participate in the resales. The selling shareholders may enter into hedging transactions with broker-dealers, and in connection with those transactions, broker-dealers may engage in short sales of the shares. The selling shareholders also may sell shares short and deliver the shares to close out such short positions, provided that the short sale is made after the registration statement has been declared effective and a copy of this prospectus is delivered in connection with the short sale. The selling shareholders also may enter into option or other transactions with broker-dealers that require the delivery to the broker-dealer of the shares, which the broker-dealer may resell pursuant to this prospectus. The selling shareholders also may pledge the shares to a broker or dealer, and upon a default, the broker or dealer may effect sales of the pledged shares pursuant to this prospectus.

         The SEC may deem the selling shareholders and any underwriters, broker-dealers or agents that participate in the distribution of the shares of common stock to be "underwriters" within the meaning of the Securities Act. The SEC may deem any profits on the resale of the shares of common stock and any compensation received by any underwriter, broker-dealer or agent to be underwriting discounts and commissions under the Securities Act. Each selling shareholder has purchased the Series D Preferred Shares in the ordinary course of its business, and at the time the selling shareholder purchased the Series D Preferred Shares, it was not a party to any agreement or other understanding to distribute the securities, directly or indirectly.

         Under the Exchange Act, any person engaged in the distribution of the shares of common stock may not simultaneously engage in market-making activities with respect to the common stock for five business days prior to the start of the distribution. In addition, each selling shareholder and any other person participating in a distribution will be subject to the Exchange Act, which may limit the timing of purchases and sales of common stock by the selling shareholder or any such other person.


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
                                 LEGAL OPINIONS

         Barnes & Thornburg, of Indianapolis, Indiana, will pass upon the validity of the common stock offered under this prospectus.

                                     EXPERTS

         The consolidated financial statements incorporated in this prospectus by reference from Wavo Corporation's Annual Report on Form 10-K for the year ended December 31, 1999 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

         The consolidated financial statements of Wavo Corporation (formerly known as WavePhore Corporation) appearing in our Annual Report (Form 10-K) for the year ended December 31, 1998 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. These consolidated financial statements are incorporated herein by reference in reliance upon the report given upon the authority of Ernst & Young LLP, as experts in accounting and auditing.

                       WHERE YOU CAN FIND MORE INFORMATION

         GOVERNMENT FILINGS: We file annual, quarterly and special reports and other information with the Securities and Exchange Commission. You may read and copy any document that we file at the Commission's Public Reference Room at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at its regional offices located at 7 World Trade Center, 13th Floor, New York, New York 10048, and at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Please call the Commission at 1-800-SEC-0330 for more information about the Public Reference Rooms. Most of our filings are also available to you free of charge at the Commission's web site at http://www.sec.gov.

         STOCK MARKET: Our common stock is listed on the Nasdaq National Market and similar information can be inspected and copied at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

         REGISTRATION STATEMENT: We have filed a registration statement under the Securities Act with the Commission with respect to the common stock offered under this prospectus. This prospectus is a part of the registration statement. However, it does not contain all of the information contained in the registration statement and its exhibits. You should refer to the registration statement and its exhibits for further information about Wavo Corporation and the common stock offered under this prospectus.

         INFORMATION INCORPORATED BY REFERENCE: The Commission allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the Commission will automatically update and supersede this information. We have filed the following documents with the Commission and they are incorporated by reference into this prospectus:

         - our Annual Report on Form 10-K for the fiscal year ended December 31, 1999;

         -        our Quarterly Report on Form 10-Q for the quarter ended March
                  31, 2000;

         - our Proxy Statement for the 2000 Annual Meeting of Security Holders, dated April 6, 2000;

         - our Current Report on Form 8-K, including Exhibits, filed February 1, 2000; and


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
         - the description of our capital stock contained in our registration statement on Form 8-A, including all amendments or reports filed for the purpose of updating the description.

Please note that all other documents and reports filed under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act following the date of this prospectus and prior to the termination of this offering will be deemed to be incorporated by reference into this prospectus and to be made a part of it from the date of the filing of our reports and documents.

         You may request free copies of these filings by writing or telephoning us at the following address:

                  Investor Relations
                  Wavo Corporation
                  3131 E. Camelback Road, Suite 320
                  Phoenix, Arizona 85016
                  (602) 952-5500.


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